Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES 2014 SECOND QUARTER
FINANCIAL RESULTS

Norsat’s Revenues up 11% to $9.6 million and posts Adjusted EBITDA of $1.3 million

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time) -

Vancouver, British Columbia – August 7, 2014 -- Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today reported financial results for the second quarter ended June 30, 2014. Norsat serves global customers primarily through three business units: Sinclair Technologies, Satellite Solutions and Microwave Products. All financial results are reported in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

Second Quarter 2014 Highlights

  Second quarter revenue was up 11% to $9.6 million, compared to $8.6 million during the same period in 2014;

  Second quarter revenue from microwave components was $3.6 million, up 100% from $1.8 million during the same period last year, driven by new ATOM Series of products;

  Revenues not directly attributable to the military increased 17% during the second quarter to $8.9 million as compared to $7.8 million in the year ago period;

  Adjusted EBITDA increased to $1.3 million, compared to $0.8 million in Q2 2013;

  Operating expenses decreased 9.1% during the quarter despite an 11% increase in revenues, driving a 166% increase in Operating earnings during the second period to $1,047,000;

  Basic and diluted earnings per share for the second quarter were $0.02, on par with $0.02 in the second quarter of 2013; and

  The Company ended the second quarter with $3.2 million in cash and $16.3 million in net working capital, excluding acquisition loan.

	Three months ended June 30				Six months ended June 30
(000’s) except per share amounts	2014	2013	Change	Change	2014	2013	Change	Change
	$	$	$	%	$	$	$	%

Revenue	9,584	8,598	986	11%	18,702	16,952	1,750	10%
Gross profit	4,039	3,685	354	10%	7,802	7,047	755	11%
Gross profit %	42%	43%	(1%)		42%	42%	-	-
Net earnings	1,000	914	86	9%	3,177	1,327	1,850	>100%
EBITDA (1)	1,052	1,259	(207)	(16%)	3,512	2,105	1,407	67%
Adjusted EBITDA (1)	1,334	819	515	63%	2,926	1,617	1,309	81%

Net earnings per share – basic and diluted	0.02	0.02	-	-	0.06	0.02	0.04	>100%

Weighted average common shares outstanding
Basic	57,664	57,831			57,664	57,933
Diluted	57,695	57,868			57,700	57,989

(1)	EBITDA and Adjusted EBITDA are Non-IFRS Measures that are defined in the Management’s Discussion and Analysis for the three and six months ended June 30, 2014 posted on Norsat’s website and SEDAR.

Dr. Amiee Chan, president and chief executive officer of Norsat, commented, “I am pleased with the second quarter results, which showed solid revenue growth, strong increases in operating earnings and improvements in cash flow. Our microwave products division experienced accelerated growth in the quarter with revenues doubling from a year ago, reflecting sizable deliveries of the new line of ATOM products to Harris Corporation and other customers. This growth, combined with a slight improvement in our Sinclair Technologies segment, helped offset decreased revenues from military customers during the quarter. The Company continues to diversify its business by broadening its product portfolio through development, and expanding its customer base on a geographic and market sector basis. Specifically, the Company is focusing on markets beyond the U.S., as well as on the commercial, resource, transportation and public safety segments that we believe will lead to growth for the Company in the coming years.”

Dr. Chan continued, “We continue to reap the rewards from our strategic investments. The ATOM series of BUCs and SSPAs are the most compact, lightweight, and energy efficient transmitters available on the market. While we essentially completed the delivery of our ATOM series of Ku-Band BUCs and Solid State Power Amplifiers (SSPAs) to Harris during the second quarter, we continue to see strong demand in the marketplace for the product and expect to see continued solid sales for this product line in the coming quarters. We have always been a company at the leading edge of technological advancements and we will continue to be in the coming years.”

Arthur Chin, chief financial officer of Norsat, commented, “Norsat continues to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions it provides to customers. These strategies have resulted in improved revenue growth during the second quarter, less dependency on certain market segments, and improvements in operating profitability. The improvement in cash flows during the quarter allowed for us to continue paying down our acquisition loan, affording us the flexibility to continue to consider and opportunistically pursue strategic acquisitions that we believe can leverage the strengths of Norsat going forward.”

Dr. Chan concluded, “While we are pleased with the results of the second quarter, we know there is still more work to be done. We continue to expect some near-term challenges for the remainder of the year, due largely to reduced US spending. However, the long-term outlook for our products and offerings looks very promising, especially our ATOM Series, which has a new band in development and expected for launch in spring 2015. Looking ahead, the Company has made significant progress over the years and continues to be at the forefront of the most innovative products and applications for wireless communications in remote and challenging settings. Our strategy of becoming a complete solutions provider is gaining traction as demonstrated by the financial results of the first half of 2014. We continue to focus on research and development, the pursuit of strategic acquisitions to diversify our product offerings, expanding into other markets and driving revenue growth.”

Financial Review
For the three months ended June 30, 2014

For the three months ended June 30, 2014, total sales were $9.6 million, compared to $8.6 million in Q2 2013.

Sales from the Sinclair Technologies segment were $5.6 million for the second quarter of 2014, compared to $5.2 million during the same period in 2013.

Second quarter Satellite Solutions sales were $0.5 million, compared to $1.6 million in Q2 2014, reflecting the continuing decrease in military demand and budget constraints among other non-military customers. Other service revenues were also $0.4 million lower year-over-year due to the non-renewal of significant airtime contracts.

Second quarter Microwave Products sales were $3.5 million, compared to $1.8 million in Q2 2013. The $1.7 million increase was mainly driven by the product deliveries on the Atom new line of products.

On a consolidated basis, second quarter gross margin percentages were 42% which is comparable to Q2 2013 margins of 43%. Gross margins in our Microwave Products segment were 44%, compared to 48% in Q2 2013, which reflects a greater portion of lower-margin revenues in the mix. Gross margins in our Satellite Solutions segment was 35% compared to 38% in Q2 2013, which also reflects a greater portion of lower-margin revenues in the mix. Our Sinclair margins were 42% for the second quarter in 2014 which are comparable to the gross margins of 43% for the same period in 2013.

For the three months ended June 30, 2014, total expenses increased to $3.3 million, from $2.8 million in Q2 2013.

The increase is mainly attributable to a $0.3 million in other expenses in the second quarter of 2014 compared to a other income of $0.5 million in the same period in 2013, reflected by the change of the US dollar against the Canadian dollar. In Q2 2014 the US dollar weakened against the Canadian dollar whereas in Q2 2013 the US dollar strengthened against the Canadian dollar.

Second quarter selling and distributing expenses decreased to $1.4 million, from $1.6 million in 2013, reflecting the strengthening of the US dollar against the Canadian dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and employee-related costs savings. Second quarter general administration expenses decreased to $1.0 million, from $1.2 million incurred in 2013. The decrease reflects the strengthening of the US dollar against the Canadian Dollar. This was partially offset by the increase in investments in the business, and higher accrued bonuses, reflecting higher sales for Q2 2014 compared to Q2 2013.

Second quarter direct product development expenses decreased to $0.7 million in 2014, from $1.0 million during the same period last year. This decrease reflects a temporary $0.4 million in labour costs in Q2 2013, not incurred in Q2, 2014, as Norsat accelerated development of the newly acquired CVG product lines, and the strengthening of the US dollar against the Canadian dollar as a significant portion of the Company’s product development costs are in Canadian Dollars, this was offset by the decrease of government contributions to $0.2 million in the second quarter of 2014 compared to $0.6 million for the same period in 2013. In Q2 2013 government contributions were higher, reflecting the higher direct product development expenses for the CVG product lines.

Second quarter earnings before income taxes were $0.7 million, compared to $0.9 million during the same period last year, reflecting higher gross profits and lower operating expenses.

Income tax recovery for the second quarter of 2014 was $0.3 million compared to $27,641 in the second quarter of 2013.

Second quarter 2014 net earnings were $1.0 million, or $0.02 per share, basic and diluted, which is slightly higher than $0.9 million for the second quarter in 2013 as a result of the $0.3 million income tax recovery in Q2 2014 compared to $27,641 income tax recovery in 2013.

Adjusted EBITDA for the three months ended June 30, 2014 improved by 63% to $1.3 million, compared to the same period last year, reflecting a $0.4 million increase in gross profit contributions from higher sales volume, and lower total operating expenses of approximately $0.3 million in the second quarter of 2014 compared to the same period in 2013. The decrease in operating expenses mainly reflects the strengthening of the US dollar against the Canadian dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and lower expenses from employee-related cost savings in the second quarter of 2014 compared to the same period in 2013. This was partially offset by approximately $0.4 million less government contributions for the second quarter of 2014 compared to the same period in 2013.

For the six months ended June 30, 2014

For the six months ended June 30, 2014, total sales were $18.7 million, compared to $17.0 million for the same period last year.

Sales from our Sinclair Technologies segment were $11.2 million in the first six months of 2014, comparable to $10.8 million during the same period in 2013.

Satellite Solutions sales were $1.1 million for the six months ended June 30, 2014, compared to $3.0 million for the same period in 2013. Sales from this segment were impacted by reduced military ordering of satellite equipment and services. In addition, service revenues declined by $0.6 million as warranties and post-service contracts expired.

Microwave Products sales were $6.4 million in the first six months of 2014, compared to $3.2 million during the same period in 2013. The $3.2 million increase was mainly driven by the product deliveries on the ATOM new line of products and the easing of government budget constraints experienced in Q2 2013.

On a consolidated basis, gross margin percentage was 42% for the six months ended June 30, 2014, on par with 42% from the same period in 2013. Our Microwave Products segment achieved a first-half 2014 gross margin of 45%, comparable with results of 44% from the first half of 2013. Margins from the Sinclair Technologies segment were 41%, compared to 43% in first six months of 2013, reflecting a greater proportion of lower-margin revenues for the first 6 months in 2014. Satellite Solutions gross margin decreased slightly to 32% year-to-date, from 34% in the first six months of 2013. The change in Satellite Solutions gross margin reflects a greater proportion of lower-margin revenues and lower sales volume.

For the six months ended June 30, 2014, total expenses decreased to $5.0 million, from $5.8 million during the same period in 2013.

First-half selling and distributing expenses decreased to $2.7 million, from $3.2 million, reflecting the strengthening of the US dollar against the Canadian dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and employee-related costs savings.

General and administrative expenses were $1.9 million in the first half of 2014, from $2.2 million in the same period in 2013. The decrease reflects the strengthening of the US dollar against the Canadian Dollar, as a significant portion of the Company’s expenses are in Canadian dollars. This was partially offset by the increase in investments in the business, and higher accrued bonuses, reflecting higher sales in for the first half of 2014 compared to the first half of 2013.

Direct product development expenses for the first six months of 2014 decreased to $1.3 million from $1.8 million during the same period last year. In Q2 2013 investments were made to accelerate development of the newly acquired CVG product lines, costs not incurred in 2014. The decrease also reflects the strengthening of the US dollar against the Canadian Dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and employee-related costs savings. Government contributions decreased to $0.6 million in the first six months of 2014 from $1.2 million in the same period in 2013. In 2013 we secured a new repayable government contribution under the SADI program, which enables us to claim eligible costs incurred between July 27, 2013 and December 31, 2017. The timing of the award meant that over two quarters worth of government contributions were recorded in Q1 2013, compared to just one in the first quarter of 2014. As a result the direct expense decrease of $0.7 million for the six months of 2014 compared to 2013 was offset by the decrease in government contributions of $0.6 million, resulting in a net product development expenses decrease of $0.1 million.

Other net other income for the first six months of 2014 increased to $0.5 million from $0.4 million during the same period last year. The increase reflects lower interest expenses resulting from the reduction in the Company’s acquisition loan, partially offset by a $0.5 million lesser gain on foreign exchange in the first half of 2014 compared to the same period in 2013.

For the six months ended June 30, 2014 earnings before income taxes increased to $2.8 million, from $1.3 million during the same period in 2013.

Income tax recovery for the first half of 2014 was $0.4 million compared to income tax recovery of $36,758 for the same period in 2013.

For the six months ended June 30, 2014, net earnings increased to $3.2 million, or $0.06 per share, basic and diluted, from net earnings of $1.3 million, or $0.02 per share, basic and diluted, during the same period in 2013.

Adjusted EBITDA for the six months ended June 30, 2014 was $2.9 million, compared to $1.6 million during the same period in 2013. The change in EBITDA reflects a $0.8 million increase in gross profit contributions from higher sales volume, and lower total operating expenses of approximately $0.7 million in the first six months of 2014 compared to the same period in 2013. The decrease in operating expenses mainly reflects the strengthening of the US dollar against the Canadian dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and lower expenses from employee-related cost savings in the first six months of 2014 compared to the same period in 2013. This was partially offset by approximately $0.6 million less government contributions for the first six months of 2014 compared to the same period in 2013.

Financial Position

Norsat ended the second quarter with cash and cash equivalents of $3.2 million, comparable to $2.9 million as of March 31, 2014 and to $3.3 million as at December 31, 2013. Norsat continues to repay its acquisition loan, at a loan balance of $3.4 million as of June 30, 2014, down from $3.8 million as of March 31, 2014 and $5.4 million as of June 30, 2013. The Company also has access to undrawn credit facilities totaling $4.2 million as at June 30, 2014 and August 6, 2014. Adjusted Working Capital, which excludes the acquisition loan, at June 30, 2014 was $16.3 million, compared to $14.5 million at December 31, 2013. The Adjusted Current Ratio, which excludes the acquisition loan, at June 30, 2014 was 5.1 times, compared to 3.5 times at December 31, 2013.

Outlook

By segment, in the near term, the Microwave segment is expected to continue to have modest revenue improvement, driven by the ATOM Series of Ku-Band BUCs and SSPAs. While Sinclair RF segment has shown consistent revenues in the first half of 2014, the infrastructure and public safety markets have shown signs of recent softness that may impact the success of winning certain larger orders and revenues during the second half of fiscal 2014. In addition, sales in the Satellite Solution segment are expected to remain constrained as a result of weak customer demand, stemming from lower military spending.

Norsat continues to actively pursue merger and acquisition opportunities that provide strong value, advance its strategic objectives and have the potential to be accretive to shareholders.

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at www.norsat.com and at www.sedar.com.

Conference Call Details

Norsat will host a conference call today, August 7, 2014, at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss 2014 second quarter financial results. To access the conference call, please dial toll-free 1-888-886-7786 or 416-764-8658. The conference call ID is: ‘Norsat Investor Call’. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available later today at: http://www.norsat.com/investors/financial-information/conference-call-recordings/

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in US Dollars - Unaudited)

	June 30, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$3,233,103	$3,272,595
Trade and other receivables	7,633,156	6,821,155
Inventories	9,192,148	9,566,289
Prepaid expenses and other	251,399	572,038
Current assets	20,309,806	20,232,077
Non-current assets
Property and equipment, net	1,014,998	1,055,160
Intangible assets, net	6,976,274	7,377,107
Goodwill	5,097,161	5,104,370
Long-term prepaid expenses and other	9,340	9,340
Deferred income tax assets	4,900,000	4,900,000
Non-current assets	17,997,773	18,445,977
Total assets	$38,307,579	$38,678,054
LIABILITIES
Current liabilities
Trade and other payables	$1,507,192	$2,162,196
Accrued liabilities	1,451,226	1,956,998
Provisions	649,247	851,437
Taxes payable	178,745	270,263
Deferred revenue	206,268	586,925
Current liabilities before acquisition loan	3,992,678	5,827,819
Acquisition loan	3,419,207	4,413,296
Current liabilities	7,411,885	10,241,115
Non-current liabilities
Long-term deferred revenue	37,366	10,457
Deferred income tax liabilities	1,865,485	2,002,973
Non-current liabilities	1,902,851	2,013,430
Total liabilities	9,314,736	12,254,545
SHAREHOLDERS' EQUITY
Issued capital	39,850,648	39,850,648
Treasury shares	(354,505)	(318,255)
Contributed surplus	4,259,191	4,278,843
Accumulated other comprehensive loss	(1,866,885)	(1,315,478)
Deficit	(12,895,606)	(16,072,249)
Total shareholders' equity	28,992,843	26,423,509
Total liabilities and shareholders' equity	$38,307,579	$38,678,054

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income
(Expressed in US Dollars - Unaudited)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Revenue	$9,583,906	$8,598,212	$18,701,611	$16,951,866
Cost of sales	5,544,946	4,912,928	10,899,129	9,904,439
Gross profit	4,038,960	3,685,284	7,802,482	7,047,427

Expenses:
Selling and distributing expenses	1,373,018	1,590,864	2,676,735	3,180,355
General and administrative expenses	1,044,618	1,155,638	1,903,900	2,185,415
Product development expenses, gross	757,152	1,116,993	1,452,589	1,995,391
Less: Government contributions	(182,766)	(572,134)	(569,757)	(1,197,847)
	2,992,022	3,291,361	5,463,467	6,163,314
Earnings before other expenses	1,046,938	393,923	2,339,015	884,113

Gain on bargain purchase	-	(47,773)	-	(47,773)
Loss on disposal of property and equipment	-	-	-	8,367
Interest and bank charges	48,263	58,427	100,878	185,181
(Gain)/loss on foreign exchange	281,733	(503,170)	(585,759)	(551,483)
Earnings before income taxes	716,942	886,439	2,823,896	1,289,821

Current income tax(recovery) / expense	(213,163)	40,673	(213,163)	100,208
Deferred income tax recovery	(69,792)	(68,314)	(139,584)	(136,966)
Net earnings for the period	$999,897	$914,080	$3,176,643	$1,326,579

Other comprehensive income
Exchange differences on translation of operations in currencies other than US Dollars	(742,295)	819,165	551,407	1,196,000
Total comprehensive income for the period	$1,742,192	$94,915	$2,625,236	$130,579

Net earnings per share, basic and diluted	$0.02	$0.02	$0.06	$0.02

Weighted average number of shares outstanding
Basic	57,663,600	57,830,668	57,663,600	57,933,131
Diluted	57,695,350	57,867,947	57,700,257	57,989,327

Norsat International Inc.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)
	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Cash and cash equivalents provided by (used in)
Operating activities:
Net earnings for the period	$999,897	$914,080	$3,176,643	$1,326,579
Income taxes refund/(paid)	208,688	(60,353)	128,116	(60,353)
Non-cash adjustments to reconcile net earnings to net cash flows:			-
Amortization	303,407	339,969	622,839	672,303
Foreign exchange loss/(gain)	281,733	(503,170)	(585,759)	(551,483)
Loan acquisition cost amortization	6,787	6,786	13,573	13,573
Loss on disposal of property and equipment	-	-	-	8,367
Gain on bargin purchase	-	(47,773)	-	(47,773)
Current income tax (recovery)/expense	(213,163)	40,673	(213,163)	100,208
Deferred income tax recovery	(69,792)	(68,314)	(139,584)	(136,966)
Share-based payments	68,936	74,957	123,968	165,149
Accretion of promissory notes	-	-	-	31,871
Government contribution	(182,766)	(572,134)	(569,757)	(1,197,847)
Changes in non-cash working capital	(346,925)	1,293,482	(1,875,560)	(374,656)
Net cash flows used in operating actitivies	1,056,802	1,418,203	681,316	(51,028)

Investing activities:
Acqusition of business	-	(530,170)	-	(530,170)
Purchase of intangible assets, property and equipment	(99,994)	(31,968)	(210,424)	(68,132)
Proceeds from government contributions for acquisition of property and equipment	-	-	26,551	-
Proceeds from sale of property and equipment	-	-	-	4,200
Proceeds from sale of asset held for sale	-	7,800	-	7,800
Proceeds from sale of subsidiary	-	-	-	13,583
Net cash flows used in investing activities	(99,994)	(554,338)	(183,873)	(572,719)

Financing activities:
Repayment of acquisition loan	(480,000)	(660,000)	(960,000)	(1,410,000)
Payment of promissory note	-	(362,500)	-	(725,000)
Purchase of treasury shares	(107,284)	(223,277)	(107,284)	(223,277)
Share purchase cost	(4,501)	(6,604)	(4,501)	(6,604)
Vesting of RSUs	(68,085)	(7,805)	(68,085)	(7,805)
Proceeds from government contributions	162,352	613,878	618,473	674,972
Net cash flows used in financing activities	(497,518)	(646,308)	(521,397)	(1,697,714)

Effect of foreign currency translation on cash and cash equivalents	(92,302)	75,400	(15,538)	38,268
Increase/(decrease) in cash and cash equivalents	366,988	292,957	(39,492)	(2,283,193)
Cash and cash equivalents, beginning of period	2,866,115	2,477,295	3,272,595	5,053,445
Cash and cash equivalents, end of period	$3,233,103	$2,770,252	$3,233,103	$2,770,252

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

###

For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Robert Blum, Adam Lowensteiner and Joe Diaz
Lytham Partners, LLC
Tel: 602-889-9700 (Phoenix)
Tel: 646-829-9700 (New York)
Email: norsat@lythampartners.com